November 16, 2010

Re:	Hitachi, Ltd. Form 20-F for Fiscal Year Ended March 31, 2010 Filed June 29, 2010 File No. 001-08320

Mr. Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter in response to comments received from the Staff via letter dated September 28, 2010 relating to the Form 20-F of Hitachi, Ltd. (the “Company”) for the fiscal year ended March 31, 2010 filed on June 29, 2010.

Regarding our responses to the Staff’s comments, the Company recognizes and acknowledges the following:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff’s comments. For your convenience, we have restated the Staff’s comments in italicized type and have followed each comment with our response thereto.

Valuation and Qualifying Accounts, page F101

1.
It remains unclear whether your accounting for estimated bad debts complies with ASC Topic 310-10-35-4c. Specifically, we understand that an aging of the 3/31/10 receivables owed to your "Other" subsidiaries is apparently unavailable, even though those subsidiaries comprise over 60% of the 3/31/10 allowance balance. We also understand from your response that the aggregate allowance actually exceeds the total amount of "overdue" receivables for subsidiaries A-H. It is unclear how management reasonably determined that the probable losses in the A-H receivables portfolio are greater than the "overdue" amount given that (1) the "overdue" column presumably includes minor delinquencies such as accounts less than 5 days past due, and (2) bad debt write-offs have declined substantially in each of your last 3 fiscal years. Further, we note that neither your letter nor your Form 20-F

Mr. Terence O’Brien Securities and Exchange Commission	2	November 16, 2010

disclose any deterioration in the credit quality of your trade receivables. Instead, the disclosure on page 48 attributes the 5% increase in trade receivables to ''the gradual revenue recovery." Also, the disclosure on page F-38 reports significant declines in delinquencies and credit losses for certain trade receivables which actually suggests an improvement in the credit quality of your trade receivables. Consequently, there is a concern that readers may not understand the rationale for recording an allowance balance that covers over 14 years of future charge-offs based on fiscal 2010 activity. Please explain to us how the change in your trade receivable delinquency rate between periods is consistent with your 3/31/10 allowance balance. Also, quantify the change in receivables turnover between periods and explain the underlying reasons. Further, disclose the portion of your total consolidated 3/31/10 trade receivables balance that was over 1 year past due @3/31/10 and the reasons why this amount increased or decreased from the prior year. Explain whether the credit quality of your trade receivables is substantially different from the trade receivables discussed on page F-38. Please provide any other relevant information that can clarify the issues we have described. Compliance with ASC Topic 310-10-35-8 should be clearly evident. This analysis should also be provided in your future filings pursuant to the guidance in Instruction 1 to Item 5 of the Form Instructions. We note that the 40 billion yen excess of your allowance over fiscal 2010 charge-offs exceeds 50% of your pre-tax income.

The table below shows the allowances for doubtful accounts and a breakdown of the overdue receivables as of March 31, 2010.  In response to the Staff’s comment, we expanded the table, presented in our letter dated September 17, 2010, in order to show the details of the overdue balances categorized into “within one year” and “over one year” and the related balances of companies in the “Other” category.

	Company								Other (includes Hitachi, Ltd.)	Total
	A	B	C	D	E	F	G	H
	(Millions of yen)
Allowance for doubtful account	3,509	2,632	2,438	2,265	2,203	2,169	1,263	1,085	26,359	43,923

Note and trade receivables
Not yet due	8,035	2,943	18,667	1,584	43,291	160,340	38,035	27,388	1,858,058	2,158,341
Overdue
Within one year	689	3,318	146	0	458	2,714	1,419	0	47,725	56,469
Over one year	1,808	3,985	0	2,265	0	202	176	0	19,246	27,682
Subtotal	2,497	7,303	146	2,265	458	2,916	1,595	0	66,971	84,151
Total	10,532	10,246	18,813	3,849	43,749	163,256	39,630	27,388	1,925,029	2,242,492

There are approximately 900 companies within the Hitachi group. As discussed further in this letter, the aging of receivables is maintained and monitored by the companies in accordance with group policy. On a consolidated basis, the overall allowance of ¥43.9 billion represents approximately 2.0% of total notes and trade receivables of ¥2,242.4 billion. Since an allowance is normally provided for substantially all of the accounts that are more than one year overdue, the most significant portion of the allowance (approximately ¥27.6 billion) relates to this category. Balances are generally charged off against allowances when a debtor enters into bankruptcy because we consider all possible collection efforts to be at that point exhausted. This is because in certain jurisdictions, deductions relating to write-offs for tax purposes can be claimed only

Mr. Terence O’Brien Securities and Exchange Commission	3	November 16, 2010

when the legal proceedings are concluded. As a result, the timeline for charge-offs can be lengthy due to the related legal proceedings.

The Company operates on a global scale across a broad range of business lines. Its customers, the nature of the transactions and products are diversified.  Accordingly, each subsidiary or business unit establishes allowance policies for its receivables, as appropriate, based on the characteristics of each subsidiary’s or business unit’s business taking into consideration the guidance provided by group headquarters described below. The significant factors considered include the type of business, geographic background and other factors, including the aging of its accounts receivables balance. The Company’s policy is to recognize allowances when applicable receivables are deemed to have been impaired and the amount of the loss can be reasonably estimated in accordance with the guidance contained in ASC 310-10-35-4(c) and 8.

The  Company establishes allowances based on a combination of factors, such as historical credit loss experience. The Company also establishes an allowance for individual account balances that are considered uncollectible by considering other indicators, such as the financial condition and results of operations of individual customers, as well as disputes with individual customers.  The Company and each of its subsidiaries consider indicators which are relevant to the type of business and characteristics, or business practices that are unique to the respective country or region.  Such indicators include:

■
Existence of overdue payments: an indicator which raises doubt about the customer’s ability to make future payments, consideration is given as to whether an allowance is necessary when customers have overdue balances;

■
Extended payment terms: an indicator which raises doubt about the customer’s ability to make future payments, consideration is given as to whether there is a need for an allowance when extended payment terms are subsequently granted to customers with financial difficulties;

■
Evaluation by third-party credit agencies: an indicator which raises doubt about the customer’s ability to make future payments, consideration is given as to whether a need for an allowance exists when such evaluation by a third-party agency contains negative information about a customer’s credit standing;

■
Insolvency: an indicator which raises doubt about the customer’s ability to make future payments, consideration is given when the customer’s total liabilities exceed total assets, as such fact may indicate that the customer is insolvent or virtually insolvent; and

■
Evaluation of financial position and operating results (e.g. consecutive periods of operating losses): an indicator which raises doubt about the customer’s ability to make future payments, consideration is given when a customer’s financial condition and operating results, including cash flows, do not appear to be sufficient for operations based on the Company’s review of the customer’s financial statements.

When such indicators are noted for specific customers, we consider whether such conditions satisfy the criteria of ASC 310-10-35-4(c) and 8 and require an allowance.

Mr. Terence O’Brien Securities and Exchange Commission	4	November 16, 2010

In response to the Staff’s comment regarding the aggregate allowance balance exceeding the total amount of overdue receivables for certain subsidiaries, the expanded table shows that occurs in limited circumstances. The total allowance of ¥43.9 billion represents approximately 50% of the total past due account balances of ¥84.1 billion. For Subsidiaries A, C, E and H, where the allowance exceeds the total amount of overdue balances, the allowance has been provided for reasons that are not directly tied to the due date of those receivables. Subsidiaries A, C, E and H provided an allowance for certain customers with current balances because those customers either were involved in subsequent collection issues with the subsidiary, became insolvent, developed cash flow problems or were experiencing other financial difficulties. Such conditions were discovered through the subsidiary’s periodic review of information such as existence of extended payment terms subsequently granted, the credit rating reports or financial statements of those customers.

Subsidiary A is a European subsidiary that primarily sells industrial machinery and parts, electric and electronic machinery and parts and consumer products.  It has a variety of customers including manufacturers and intermediaries. Subsidiary A evaluates the financial position and operating results of its customers, and if a customer becomes insolvent or develops cash flow problems a need for an allowance is considered. Depending on the financial conditions of the customers, Subsidiary A will record an allowance for their receivables.  Based on this analysis, an allowance was provided for five customers with current balances because those customers were in dispute with the subsidiary, became insolvent, or developed cash flow problems.

Subsidiary C is a Japanese corporation that primarily manufactures and sells high functional materials and components. Its main customers are manufacturers of electric and electronic products and industrial machinery and equipment that use such materials and components. Allowances were provided for some customers with current balances as a result of Subsidiary C’s evaluation at year end of their financial position and operating results. Such evaluation was based on factors such as audited financial statements with an auditors’ report containing an explanatory paragraph referring to the customer’s ability to continue as a going concern, continued negative operating cash flows or continuing losses incurred by those customers for the most recent years.

Subsidiary E is a Japanese corporation that primarily sells digital media products and home appliances for consumers. Its customers include distributors, volume retailers and retail stores. Except for some large retailers, receivables are from small retailers with limited financial resources. In recent years, the consumer electronics retail market has been dominated by large retailers and many of the smaller retailers are experiencing severe competition. For a large number of small retailers, allowances typically are provided when their credit rating deteriorates, instead of using late payments as an indicator for future delinquency. A significant portion of such accounts are current.

Of the ¥1 billion of allowance for doubtful accounts of Subsidiary H, approximately ¥0.95 billion relates to a receivable from a single customer. This customer has been experiencing continuing losses since the economic downturn triggered by the collapse of Lehman Brothers, and the total liabilities of this customer exceeded its total assets at year end. Trade receivables are typically subordinated to other debts such as bank borrowings, and collectability of such receivables typically are high risk in such situation. As a result, although the customer’s balances have been

Mr. Terence O’Brien Securities and Exchange Commission	5	November 16, 2010

paid and no receivables are delinquent, the Company provided an allowance for a reasonably estimated loss.

We believe that the conditions noted for the customers discussed above satisfy the criteria of ASC 310-10-35-4(c) and 8.

In response to the Staff’s observation that the trend of our allowance for doubtful account balances is not consistent with our reported trend in the credit quality of the related receivables balances, we respectfully note that the allowance for doubtful accounts balances was ¥41.6 billion, ¥43.4 billion, ¥40.9 billion, ¥46.9 billion and ¥43.9 billion at March 31, 2006, 2007, 2008, 2009 and 2010, respectively.  From March 31, 2008 to March 31, 2009, the amount of the allowance for doubtful accounts increased by ¥6.0 billion primarily due to the increase in the number of customers whose financial condition deteriorated as a result of the worldwide economic downturn triggered by, among other things, the collapse of Lehman Brothers.  From March 31, 2009 to March 31, 2010, the amount of the allowance for doubtful accounts decreased by ¥2.9 billion reflecting the trend of gradual economic recovery shown in certain industry sectors in the fourth quarter of that year.  In addition, the amount of bad debt write-offs decreased to ¥3.1 billion in the year ended March 31, 2010 from ¥4.8 billion in the year ended March 31, 2009.  However, the allowances did not decline at the same rate because the Company’s and its subsidiaries’ allowances are determined based on estimates using the various factors outlined above for individual customers, and the individual condition of each customer’s receivables may be different from macroeconomic trends.  If the positive trends which began in the fourth quarter of the year ending March 31, 2010 continue, absent other adverse factors, we would expect the amount of the allowance during or after the year ending March 31, 2011 to continue to decrease, assuming individual customers’ financial conditions continue to improve.

The Company periodically reviews the appropriateness of the allowance balance by comparing the allowance as a percentage of the receivables. Over the last five years, this percentage ranged from 1.6% (as of March 31, 2008) to 2.2% (as of March 31, 2009), and such fluctuation occurs as a result of changes in the economic environment. Accordingly, we believe the allowance for doubtful accounts balances are adequate and not excessive based on these reviews together with the more detailed reviews and analyses conducted at the subsidiary or group levels.

In response to the Staff’s request to quantify delinquency rates and turnover ratios, we respectfully advise the Staff that our delinquency rates decreased by 0.5% to 3.8% in the year ended March 31, 2010 from 4.3% in the year ended March 31, 2009.  This is because trade receivables balances increased to ¥2,242.4 billion in the year ended March 31, 2010 from ¥2,133.2 billion in the year ended March 31, 2009 while delinquent trade receivables balances decreased ¥7.5 billion to ¥84.1 billion in the year ended March 31, 2010, from ¥91.6 billion in the year ended March 31, 2009.

The amount of trade receivables remaining unpaid for one year or more increased ¥2.6 billion to ¥27.6 billion in the year ended March 31, 2010 from ¥25.0 billion in the year ended March 31, 2009.  On the other hand, the amount of trade receivables remaining unpaid for less than one year decreased ¥10.1 billion to ¥56.4 billion in the year ended March 31, 2010 from ¥66.6 billion in the year ended March 31, 2009.  We believe this demonstrates that overdue receivables from

Mr. Terence O’Brien Securities and Exchange Commission	6	November 16, 2010

customers with deteriorated financial condition with balances outstanding as of March 31, 2009 remained overdue at the end of the most recently completed fiscal year, while new occurrences of overdue receivables decreased.

The following table shows the changes in the turnover ratio for each quarter in the years ended March 31, 2009 and 2010.

	Revenues		Trade receivables (Average)
	Amount	Amount compared to the same period for the previous year	Amount	Amount compared to the same period for the previous year	Turnover ratio
	(Millions of yen, except percentage and ratio data)
Year ended March 31, 2010
Fourth quarter	2,685,682	111%	2,100,063	100%	5.1
Third quarter	2,157,906	95%	1,929,211	87%	4.5
Second quarter	2,232,057	81%	1,885,202	79%	4.7
First quarter	1,892,901	74%	2,001,447	81%	3.8
Year ended March 31, 2009
Fourth quarter	2,429,249	75%	2,109,340	87%	4.6
Third quarter	2,260,573	84%	2,226,738	96%	4.1
Second quarter	2,767,052	99%	2,378,032	105%	4.7
First quarter	2,543,495	103%	2,458,888	104%	4.1

Revenues decreased significantly in the third quarter of the year ended March 31, 2009 due to the worldwide economic downturn triggered by, among other things, the collapse of Lehman Brothers.  This trend continued for the next year, except for seasonal variations.  During the fourth quarter of the year ended March 31, 2010, the global economy started to show signs of recovery, and revenues increased compared with the same period for the previous year.  The turnover ratio in the fourth quarter increased 0.5 to 5.1 in the year ended March 31, 2010 from 4.6 in the year ended March 31, 2009.  The reason for this increase is that the fourth quarter of the year ended March 31, 2009 represented the bottom of the economic downturn and revenues decreased, whereas the fourth quarter of the year ended March 31, 2010 represented a period of global economic recovery highlighted by increased revenues.  The trend matches the decrease in the amount of bad debt write-offs and the allowance for doubtful accounts.

In response to the Staff’s comment regarding the trade receivables discussed on page F-38, we respectfully advise the Staff that the securitized trade receivables are not business-, customer size- or credit rating-specific, and the credit quality of such trade receivables is not significantly different from other trade receivables. About 30 companies participate in securitization. Receivables of those companies account for approximately 40% of the consolidated trade receivables, and slightly less than 20% are actually securitized.  Of that 20%, slightly more than 50% are trade receivables and slightly less than 50% are mortgage loans receivable attributable to the Company’s Financial Services segment.  The mortgage loans are primarily those made to employees of the Hitachi group, the credit risk of which is lower than that for trade receivables from external customers.

The Company acknowledges the Staff’s comment concerning disclosure guidance in Instruction 1 to Item 5 of the Form, and will include enhanced disclosure regarding the above analysis in our future filings.

Mr. Terence O’Brien Securities and Exchange Commission	7	November 16, 2010

2.	Please quantify for us, and disclose in future filings, your loss exposure @3/31/10 under the scenarios described on page 52 where "SPEs and investors have recourse with considerably limited scope."

The following table shows the amount of securitized receivables for which the Company is liable with considerably limited scope.

March 31, 2010
(Millions of yen)
Securitized lease receivables	3,869
Securitized trade receivables, excluding mortgage loans receivable	9,687
Securitized mortgage loans receivable	24,995
Total	38,551

The Company will disclose the above amounts in future filings in the notes to its financial statements as an expected maximum loss exposure due to securitization.

*     *     *

Please contact Theodore Paradise or Michael Dunn of Davis Polk & Wardwell LLP, our outside U.S. counsel at +81-3-5561-4421 or by fax +81-3-5561-4425, with any questions you may have regarding this letter. At the request of the Staff, we respectfully ask that for future correspondence you also fax a copy to the Company’s legal department at +81-3-4564-2148.

Sincerely yours,

/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka Vice President and Executive Officer Hitachi, Ltd.

cc:	Hitoshi Matsuoka Ernst & Young ShinNihon LLC

Theodore A. Paradise Michael T. Dunn Miles E. Hawks Davis Polk & Wardwell LLP